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            COLEMAN WORLDWIDE CORPORATION COMMENCES OFFER TO ACCEPT
           LIQUID YIELD OPTIONTM NOTES DUE 2013 FOR EXCHANGE FOR CASH


                  NEW YORK, NY -- (May 27, 1997) -- Coleman Worldwide Corporation announced today that on Friday, May 23, 1997, it commenced its offer to accept any and all of its Liquid Yield Option(TM) Notes ("LYONs") due 2013 for exchange for cash at $343.61 per $1,000 principal amount at maturity. On May 22, 1997, the last full trading day prior to the commencement of the exchange offer, the reported bid for the LYONs on the New York Stock Exchange was $33 3/4 per $100 principal amount at maturity (which represents $337.50 per $1,000 principal amount at maturity), and each LYON was exchangeable into Coleman Company common stock having a value of $267 based on the May 22, 1997 New York Stock Exchange per share closing price of Coleman Company common stock of $17. The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday June 20, 1997, unless extended.

                  Any LYONs remaining outstanding on May 27, 1998 will be redeemed on such date (or as soon as practicable thereafter) by Coleman Worldwide at their redemption price of $343.61 per $1,000 principal amount at maturity.

                  Coleman Worldwide is a holding company whose only significant asset is approximately 83% of the outstanding Coleman Company common stock.

                   Documents relating to the exchange offer have been filed with the Securities and Exchange Commission and delivered to holders of LYONs.


                                  * * * * * *


Contact:          James T. Conroy
                  212-572-5980
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(TM)  Trademark of Merrill Lynch & Co., Inc.